Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Capital Increas[redacted]l
Released	[redacted]
RNS Num[redacted]	

Current report 12/2002 dated 30 January 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, today announces that it has been notified of the registration of a change in the initial capital in Petrotel Sp. z o.o.("Petrotel"). The registration took place in Sad Rejonowy dla miasta Stolecznego Warszawy XXI Wydzial Gospodarczy Krajowego Rejestru Sadowego ("Warsaw District Court").

The initial capital was increased by PLN 5,000,000 (five million), from PLN 3,200,000 (three million two hundred thousand) to PLN 8,200,000 (eight million two hundred thousand), through a cash injection from PKN ORLEN the main shareholder.

The initial capital of PLN 8,200,000 consists of 8,200 shares with a nominal value of PLN 1,000 each. All of these shares are voting shares.

PKN ORLEN owns 88.8 per cent of the total shares. The employees of the company hold the remainder.

The company specialises in selling telecommunications services in the Plock and Stara Biala districts.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

dlw 4/11

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's EGM - Draft Resolutions
Released	16:06 30 Jan 2002
RNS Number	7481Q

Current Report 11/2002 dated 30 January 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces draft resolutions to be passed at the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 21 February 2002.

RESOLUTION No

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated...

regarding the sale of the Company's self-operating entities

§ 1

Under art. 393, point 3 of the Commercial Companies Code and with respect to § 7, item 7, point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to the sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 8 in Sepolno Krajenskie;

2. Oil Products Storage Facility No 9 in Brodnica;

3. Oil Products Storage Facility No 17 in Glogow;

4. Oil Products Storage Facility No 4 in Kamien Zabkowicki;

5. Oil Products Storage Facility No 8 in Gdynia;

6. Oil Products Storage Facility No 12 in Koscierzyna;

7. Oil Products Storage Facility No 14 in Tczew;

8. Oil Products Storage Facility No 7 in Nowy Sacz;

9. Oil Products Storage Facility No 12 in Szubin;

10. Oil Products Storage Facility No 13 in Naklo;

11. Oil Products Storage Facility No 2 in Ostroda;

12. Oil Products Storage Facility No 4 in Nowy Dwor Gdanski;

13. Oil Products Storage Facility No 5 in Karolewo;

14. Oil Products Storage Facility No 6 in Bartoszyce.

§ 2

The sale can be executed through a tender at a price not lower than the market value of the property set in a valuation made by a property / real estate expert. In case the book value is higher than the market value, such book value should be the starting price. In case of void purchase offers, the sale may be executed through another tender at a price not lower than three quarters (3/4) of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through tendered offers after prior settlement of price and procedures by the Management Board.

§ 4

The resolution takes immediate effect.

RESOLUTION No

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated ...

regarding the sale of the Company's self-operating entities

§ 1

Under art. 393, point 3 of the Commercial Companies Code and with respect to § 7, item 7, point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 6 in Wloszczowa;

2. Oil Products Storage Facility No 6 in Kalisz;

3. Oil Products Storage Facility No 5 in Szczecin;

4. Oil Products Storage Facility No 12 in Strzelce Krajenskie;

5. Oil Products Storage Facility No 9 in Lobza;

6. Oil Products Storage Facility No 7 in Jelenia Gora.

§ 2

The sale can be executed through the placing of tender offers. Tenders should contain a starting price of 50% of the value set in a valuation made by a property / real estate expert and should be sent to those potential purchasers that have previously submitted purchase offers for Oil Products Storage Facilities.

§ 3

In case of the voiding of a purchaser appointed in accordance with these procedures as in § 2, the sale can be executed by placing tender offers after prior settlement of price and procedures by the Management Board.

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1, § 2 of the resolution No 29 of the General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 and regarding sale of such storage facilities becomes invalid and is therefore abolished.

§ 5

The resolution takes immediate effect.

RESOLUTION No

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated ...

regarding the sale of the Company's self-operating entities

§ 1

Under art. 393, point 3 of the Commercial Companies Code and with respect to § 7, item 7, point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 3 in Ostrowiec Swietokrzyski;
2. Oil Products Storage Facility No 3 in Hrubieszow;
3. Oil Products Storage Facility No 11 in Ostrow Wielkopolski;
4. Oil Products Storage Facility No 7 in Leszno;
5. Oil Products Storage Facility No 2 in Mnisztwa near Cieszyn;
6. Oil Products Storage Facility No 3 in Grudziadz;
7. Oil Products Storage Facility No 14 in Koscian;
8. Oil Products Storage Facility No 2 in Elk;
9. Oil Products Storage Facility No 10 in Gizycko;
10. Oil Products Storage Facility No 10 in Strzelce Opolskie.

§ 2

The sale can be executed through a tender at a price not lower than 50% of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser appointed in accordance with the procedures as in §

2, the sale can be executed by placing tender offers after prior settlement of price and procedures by the Management Board.

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1 (no. 1 – 7), § 2 of the resolution No 29 of the General Meeting of Shareholders of PKN ORLEN S.A. dated 14 May 2001 and regarding the sale of such storage facilities becomes invalid and is therefore abolished,

and

with regard to sale of Oil Products Storage Facilities listed in § 1 (no. 8 – 10), § 2 of the resolution No 3 of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 6 July 2001 and regarding sale of such storage facilities becomes invalid and is therefore abolished.

§ 5

The resolution takes immediate effect.

RESOLUTION No

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated ...

regarding the sale of the Company's self-operating entities

§ 1

Under art. 393, point 3 of the Commercial Companies Code and with respect to § 7, item 7, point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to the sale of property with respect to spun-off part of Oil Products Storage Facility No 1 in Kielce in favour of VISPOL International Ltd. Sp. z o.o. at the price equal to the market value set in a valuation made by a property / real estate expert

§ 2

The resolution takes immediate effect.

RESOLUTION No

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated ...

regarding assent to make a contribution-in-kind of an entity / enterprise (includes property / real estate) in favour of a commercial company

Acting under art. 393, point 3 and point 4 of the Commercial Companies Code and § 7, item 7, point 7 and 8 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby passes, in open voting, the following resolution:

§ 1

After a presentation made by the Management Board regarding the planned establishment of a joint venture with Basell Europe Holdings B.V., a company organised under the laws of the Netherlands, with respect to expansion of commercial operations in polyolefins, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. gives its assent to make a contribution-in-kind

of the Company-owned polyethylene and polypropylene plants, by definition of Art. 55^1 of the Civil Code treated as an entity / enterprise, to a limited liability company equally owned by PKN ORLEN S.A. and Basell Europe Holdings B.V., a company organised under the laws of the Netherlands.

At the same time the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. gives its assent to the contribution by the Company of property / real estate being part of this enterprise.

§ 2

The resolution takes immediate effect.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Inspection in Raf. Trzebinia
Released	17:58 25 Jan 2002
RNS Number	5561Q

Current Report 10/2002, January 25th 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), which is 77.06% owned by PKN ORLEN, following an inspection has been charged by the Polish Tax Authorities (PTA) with underpaying excise tax, underpaying goods and services tax and fiscal impropriety which together with interest charges amount to PLN 113.6m.

The PTA has questioned the excise allowance rate relating to Rafineria Trzebinia's production of diesel oil containing a component derived from the processing of used oils.

The Management Board of Rafineria Trzebinia is currently reviewing the charges and has lodged an appeal to the Fiscal Office in Krakow and has also applied to stop the proceedings.

There are similar proceedings against Rafineria Nafty Jedlicze S.A. and it is currently anticipated that these will be resolved in the company's favour.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's contract with SHELL GSI
Released	16:30 24 Jan 2002
RNS Number	4811Q

Current report 9/2002 dated January 24th, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 22nd, 2002 PKN ORLEN entered into a technical service agreement with SHELL Global Solutions International B.V. ("SHELL") with its head office in the Hague (the Netherlands). The agreement is aimed at reducing maintenance costs and optimising plant utilisation periods. It is expected to bring profit of PLN 100m within the first three years and a profit of another PLN 100m in each successive year. The Agreement shall remain in force until the completion of the service or 1st August 2005.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of EGM
Released	16:49 23 Jan 2002
RNS Number	4186Q

Current Report 8/2002 dated 23rd January 2002

Changed Agenda of the Extraordinary General Meeting of Shareholders

of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna (PKN ORLEN), Central Europe's largest downstream oil company hereby announces changes to the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 21 February 2002 and announced on 6th November 2001. The Agenda was as follows:

1. Opening of the Extraordinary General Meeting of Shareholders;
2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3. Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability of the Meeting to pass resolutions;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Passing of resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
7. Passing of resolutions concerning purchase and sale of property/ real estate or part of, by the Company;
8. Passing of resolutions concerning changes to the Company's Supervisory Board Composition;
9. Closure of the Extraordinary General Meeting of Shareholders.

It has been decided to be extend the Agenda with the following :

"Passing of resolutions concerning appropriate approvals for the formation of the JV with Basell Europe Holdings BV and contribution of the polymer complex as a self operating part of PKN ORLEN to this JV as required by the regulations of the Polish Law and the Company's Statute"

In light of the above the binding Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 21 February 2002 is as follows:

1. Opening of the Extraordinary General Meeting of Shareholders;
2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3. Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability of the Meeting to pass resolutions;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;

6. Passing of resolutions concerning appropriate approvals for the formation of the JV with Basell Europe Holdings BV and contribution of the polymer complex as a self operating part of PKN ORLEN to this JV as required by the regulations of the Polish Law and the Company's Statute;

7. Passing of resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;

8. Passing of resolutions concerning purchase and sale of property / real estate or part of, by the Company;

9. Passing of resolutions concerning changes to the Company's Supervisory Board Composition;

10. Closure of the Extraordinary General Meeting of Shareholders.

Participation in the Extraordinary General Meeting of Shareholders is permitted under certificates issued by a brokerage house or a bank running the securities account stating the number of shares owned and confirming these shares will have been deposited on the account by the end of the Extraordinary General Meeting of Shareholders.

Participation in the Extraordinary General Meeting of Shareholders is permitted on condition that the certificates mentioned above will be submitted at least seven days prior to the Extraordinary General Meeting of Shareholders in the Company's Headquarters in Plock, Chemików St. 7, at the Legal Office - room 203 between 8 a.m. and 4 p.m

Registration of shareholders will begin at 10.00 a.m. on 21 February 2002 right in front of the conference hall.

A week before the Extraordinary General Meeting of Shareholders, the materials concerning cases and matters listed in the Agenda and materials concerning the Extraordinary General Meeting of Shareholders to the extend required by the Law will be made available to the Shareholders at the reception of the Company's Headquarters in Plock, Chemików St. 7. between 8 a.m. and 3 p.m

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN's Strategy
Released	13:31 21 Jan 2002
RNS Number	2625Q

Current report 7/2002 dated January 21st , 2002

PKN ORLEN S.A. achieves its objectives despite a difficult year

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that its strategic objectives for 2001 have been successfully achieved. The company has increased its market share in liquid fuels and completed both savings and profit improvement programmes. Also, the loyalty programmes of FLOTA POLSKA and VITAY have turned out to be huge successes each of them yielding a profit in retail and enhancing customer sentiment. PKN ORLEN has found year 2001 successful in all fields of its operations. The company worked out a long-term strategy for 2001-2010, with key emphasis on the development of the petrochemical plant. It also foresees 20% dividend for its shareholders.

PKN ORLEN has achieved its strategic goals in 2001 despite a number of negative external factors. The general recession in Poland, fall of refinery margins, lack of fuel import tariffs and decline in fuel consumption despite lower prices in 2001, compared to 2000, were all external factors that affected oil companies' performance in 2001.

Cost cutting helped to reduce PLN 250m of losses resulting from the lack of import tariffs last year. Falling wholesale and retail prices did not stimulate general consumption but the company recorded better fuel sales. Despite these circumstances, partially off-set by cost cutting and efficiency savings, PKN ORLEN is currently forecasting an unconsolidated net profit (under PAS) at fifty per cent of that in 2000, and with the LIFO inventories valuation adjustment better in 2001 than in 2000.

Comment

Mr Andrzej Modrzejewski, President and CEO of PKN ORLEN, said

"PKN ORLEN's strategic objectives for 2001 have been achieved and the Executive Board fulfilled the promises made to investors, shareholders and analysts. We have increased our fuel market share thanks to changes in the retail network, successful implementation and performance of the loyalty programmes as well as improved efficiency in the production area, which allows the realisation of our PLN 500m savings programme. In less than three years PKN ORLEN has become a fully integrated and respected company. The board has a precise strategy for the coming years and we are determined to implement it".

Retail performance

In 2001, PKN ORLEN increased retail fuel sales in spite of a falling number of retail outlets. Better results were due to improved efficiency of each single retail unit and realisation of higher margins on petrol, diesel and non-fuel products (40% altogether), which endorses these steps.

The new ORLEN branded retail outlets visibly mark this change in the company's retail area and by the end of 2001 PKN ORLEN was operating 26 such outlets. It is planned to re-brand all of the company's own stations by the end of 2002 at an estimated cost of PLN 65m. According to company estimates, the re-branding of an outlet caused sales to increase by around 20% for each such unit. Customer perceptions of the company's outlets in terms of fuel quality, service and cleanness also improved.

Standardisation of the retail network was also carried through to uniform service and product range and the control system for non-fuel goods. It also allowed to work out three designs of a retail outlet.

Thanks to centralised purchasing and 'category management' PKN ORLEN increased efficiency and margins in retail while reducing unit expenditures on construction and upgrading of retail outlet. Retail outlet construction time has also been reduced.

In line with this retail strategy further changes and standardisations at retail outlets will continue. New franchise contracts will be signed with the dealers to guarantee a high level of service across the network.

In under a year the number of clients of the VITAY loyalty programme reached almost 2 million, giving PKN ORLEN a leading position among Poland's retail operators. Around 50% of the company's retail sales are currently within the VITAY programme. FLOTA POLSKA, a card programme for corporate clients with their own vehicle fleet, was also a big success accounting for about 4% of retail revenues .

Wholesale and logistics

Significant successes were achieved in wholesale and logistics despite a 7% fall in domestic fuel consumption and tough competition from international operators.

Logistics efficiency has increased significantly and PKN ORLEN started operating its storage depot in Ostrow Wielkopolski with a target storage and loading capacity of 175,000 m^3 per annum. PKN ORLEN will soon commence operation and utilisation of the underground fuel storages in the converted salt mines of IKS Solino. The company will continue with further infrastructure development to maintain its dominant position in Poland's wholesale and logistics.

For the first time in its history PKN ORLEN also began exporting fuels. It also signed supply contracts with BP, Shell and Statoil, which, by volume, are twice as big as those in 2001.

PKN ORLEN has been also been developing its network of Authorised Distributors of Light Heating Oil.

Refining

PKN ORLEN successfully completed its Profit Improvement Program, implemented and executed in co-operation with UK-based KBC. This has resulted in savings of USD 0.40 per barrel of processed crude. These programmes and initiatives have already generated PLN 500m of savings, the original target for the end of 2002. Implementation of further such undertakings should bring a further PLN 500m of savings, resulting in PLN 1 billion of savings within a three-year period.

As a part of the realisation of this plan PKN ORLEN is about to begin co-operation with the Hague based Shell Global Solutions on a project aimed at reducing maintenance costs and optimising plant utilisation periods. It is expected to bring profit of PLN 100m within the first three years and a profit of another PLN 100m in each successive year.

The refinery increased crude throughput and the white products yield has reached almost 80%. In 2002, PKN ORLEN will start Crude Oil Distillation unit III (DRW III), which will allow even more efficient processing and lower production costs.

In terms of feedstock PKN ORLEN has been diversifying crude supplies. In 2001 the company entered into an agreement with a new partner, co-operating with Russian upstream company – YUKOS. PKN ORLEN is also determined to have access to feedstock and fields through strategic alliances and establishment of JVs with other experienced partners.

Petrochemical production

PKN ORLEN's key objective for petrochemical production is to increase production capacitiy of its polyolefin plants, which use product streams from the refinery as a feedstock. A growing Polish market and co-operation with the world's sector leader will allow PKN ORLEN to achieve considerable economies of scale and to achieve this PKN ORLEN has been planning a joint venture with Basell, a world leader in polyolefin production and technology.

Summary

The strengthening of all operating areas will improve PKN ORLEN's position during the consolidation of the oil sector in Central Europe, although for PKN ORLEN this is closely connected with the third stage of privatisation. The Executive Board is convinced that the regional co-operation of sector companies, with the leading role of PKN ORLEN, will be mutually beneficial and profitable. ***"We are the best industrial company in Poland with a huge development potential for the coming years. This is thanks to the company and market's capabilities, sound financial situation and the staff made up of the best specialists"***- said Mr Andrzej Modrzejewski, President and CEO of PKN ORLEN.

PKN ORLEN's selected operating data for 2001 and key planning parameters for 2002-2005

Operating data for 2001

1. PKN ORLEN's estimated sales of fuels (ie. petrol, diesel oil, JET aviation fuel, light heating oil, LPG-liquid petroleum gas) in 2001 reached 8,370,000 tonnes.

2. Crude throughput in 2001 reached 12,318,503 tonnes

3. Capital Expenditure by division in 2001 was (PLN billion):

	2001	
	planned	**actual**
Wholesale and logistics	0,42	0,2
Retail	0,36	0,13
Refinery	0,61	0,41
TOTAL	**1,39**	**0,74**

The reasons for the lower than planned investment in specific areas in 2001 were as follows:

Wholesale and logistics

- Part of payment and some investments were moved to 2002

Retail

- Investment expenditure per outlet was reduced

Refinery

- Revaluation and modification of the refinery investment plans

Key planning parameters for 2002-2006

1. Forecast capital spending by area (PLN billion):

Plan-updated	2002	2003-2005	Total
Wholesale and logistics	0,21	0,24	0,45
Retail	0,43	1,94	2,37
Refinery	0,60	1,37	1,97
Petrochemical plant		0,96	0,96
TOTAL	**1,24**	**4,51**	**5,75**

The main investments will concentrate on the upgrading and construction of : HON VII (hydro treatment of diesel oils), Alkylation's, TAME and Claus II. Other investments will focus on: electro-energetic and environmental protection issues.

2. Investments in petrochemical plant in 2002-2005 will concentrate on:

   - Intensification of Olefin II complex –by; around USD 250m will be financed by PKN ORLEN from current cash flow;

- Construction of polyolefin plants — USD 350m will be financed by the JV from external sources

1. Restructuring of the Capital Group

In the coming three years PKN ORLEN is planning to realise PLN 450m from the sale of shares in around 30 dependent and affiliated companies.

2. Investments in retail

Capital spending on the development and upgrading of the retail network in 2001 reached PLN 128m. In 2001 investment expenditure per unit were reduced by 22%. By the end of 2005 the construction time of a new outlet is planned to reduce by 30%. In 2001 retail margin growth reached 40% compared to 2000.

5. In 2002 PKN ORLEN plans co-operation with Shell Global Solutions on the project aimed at reducing maintenance costs and optimising plant utilisation periods. It is expected to bring profit of PLN 100m within the first three years and a profit of another PLN 100m in each successive year.

3. Dividend

In 2002 the Executive Board of PKN ORLEN will recommend to the General Meeting of Shareholders a dividend payment of 20% of the company's net profit in 2001.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs operating data-amendment
Released	09:41 9 Jan 2002
RNS Number	6978P

The issuer has made the following amendment to the current report 6/2002 titled "PKN's operating data" and released on 8th January 2002 under RNS No 6106P.

The second bullet point of the report should read:

- **2H 2001 vs. 2H 2000 - 104.7%;**

and not 1H 2001 vs. 2H 2000 – 104.7% as previously stated.

All other details remain unchanged.

The full correct version is given below.

PKN's operating data

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that PKN ORLEN's retail sales by volume were as given below:

- 4Q 2001 vs. 4Q 2000 - 106%;
- 2H 2001 vs. 2H 2000 - 104.7%;
- 2H 2001 vs. 1H 2001 - 117%

In 2001 estimated throughput of crude oil was 12.2m t, white products yield reached 80%, i.e. 2% more than in year 2000. Production of gasoline was 3.18m t, diesel oils 2.8m t, and ekoterm - light heating oil 1.87m t.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.